UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2014 and 2013
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator of the Ameriprise Financial 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 24, 2015

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets
Cash	$502,017	$189,331
Investments at fair value:
Mutual funds	40,876,042	79,502,766
Collective investment funds	887,871,928	767,966,195
Ameriprise Financial Stock Fund	210,310,608	189,519,702
Personal Choice Retirement Account	274,738,783	248,551,484
Income Fund	125,572,928	131,525,981
Total investments at fair value	1,539,370,289	1,417,066,128
Receivables:
Accrued income	27,386	43,190
Due from broker	1,001,477	1,830,131
Employer contributions	845,960	921,701
Participant loans	32,031,701	30,954,826
Total assets	1,573,778,830	1,451,005,307

Liabilities
Due to broker	5,422,854	14,132,988
Accrued expenses	237,634	228,699
Total liabilities	5,660,488	14,361,687
Net assets available for benefits, before adjustment to contract value	1,568,118,342	1,436,643,620
Adjust fully benefit-responsive investment contracts to contract value	(1,219,397)	(739,149)
Net assets available for benefits at end of year	$1,566,898,945	$1,435,904,471
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Contributions:
Employer, net of forfeitures	$43,376,537	$41,404,904
Participant	81,565,786	76,635,537
Participant rollovers	7,231,303	5,802,792
Total contributions	132,173,626	123,843,233
Investment income:
Interest	1,659,792	1,845,099
Dividends	7,907,298	9,001,692
Net realized/unrealized appreciation:
Mutual funds	42,356	59,280,711
Collective investment funds	68,953,758	119,531,475
Ameriprise Financial Stock Fund	27,752,377	90,168,963
Personal Choice Retirement Account	5,961,529	35,136,335
Total net realized/unrealized appreciation	102,710,020	304,117,484
Total investment income	112,277,110	314,964,275
Other income	378,981	3,472,077
Interest on participant loans	1,033,505	998,011
Total additions	245,863,222	443,277,596
Administrative expenses	(1,087,744)	(1,562,744)
Withdrawal payments	(113,781,004)	(142,637,867)
Net increase in net assets available for benefits	130,994,474	299,076,985
Net assets available for benefits at beginning of year	1,435,904,471	1,136,827,486
Net assets available for benefits at end of year	$1,566,898,945	$1,435,904,471
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2014

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions in the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Administration of Plan Assets
Wells Fargo Bank, N.A is the Plan’s recordkeeper and the trustee of all plan assets, with the exception of the Schwab Personal Choice Retirement Account (“PCRA”) for which Charles Schwab Trust Company is the trustee. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the PCRA). Members of the EBAC and KIC are appointed by appointing fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $17,500 for employees under age 50 and $23,000 for employees age 50 and older for both 2014 and 2013. The Plan complied with nondiscrimination requirements under the Code for both 2014 and 2013.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up to ensure the fixed match contribution provided by the Company is equal to the lesser of the 5% of eligible compensation or the participants’ annual deferral rate average.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $260,000 and $255,000 for 2014 and 2013, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, or becomes disabled or deceased

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

while employed. Company contributions not vested at the time of termination of employment are forfeited and can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2014 and 2013 were $2,349,269 and $2,689,358, respectively.
Tax Status
As long as the Plan remains qualified and remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan's tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares. Termed participants can defer payments until age 70½.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan is due and payable within 45 days. A loan is considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that time frame are reported as taxable distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies and Future Adoption of New Accounting Standards
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. Administrative expenses also include expenses related to the PCRA and loan origination fees. The

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Prior to the fourth quarter of 2014, eligible administrative expenses were paid with revenue sharing payments received from certain of the Plan's investment options, which were deposited into a dedicated expense account in the Plan.
Beginning in the fourth quarter of 2014, a flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant's investment options on a quarterly basis. The fee will be deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. The flat fee replaced the revenue sharing payments. In anticipation of these changes, several investment options were changed in 2013 to share classes that do not pay revenue sharing. The only remaining revenue sharing is on certain PCRA investments, with such revenue sharing amounts deposited into the dedicated expense account that may be used to pay eligible administrative expenses.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
Other Income
Other income includes revenue sharing payments which are recorded when earned. During an internal audit of the Plan, a fee discrepancy was discovered and a special allocation of positive adjustments was made to the Plan to resolve the discrepancy. The adjustment amount was calculated based on investment fund balances in affected funds from September 2010 to March 2013. Other income for the Plan years ended December 31, 2014 and 2013 includes this special allocation.
Valuation of Investments and Income Recognition
Investments are reported at fair value. See Note 5 for information on the Plan’s accounting policies related to valuation of investments. Defined contribution plans are required to report fully benefit-responsive investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

3. Recent Accounting Pronouncements
Future Adoption of New Accounting Standards
Fair Value Measurement - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
In May 2015, the Financial Accounting Standards Board (“FASB”) updated the accounting standards related to fair value measurement. The update applies to investments that are measured at net asset value (“NAV”). The standard eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. In addition, the update limits disclosures to investments for which the entity elected to measure the fair value using the practical expedient rather than all eligible investments. The standard is effective for interim and annual periods beginning after December 15, 2015. The standard should be applied retrospectively to all periods presented and early adoption is permitted. There will be no impact of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.
4.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
Effective September 13, 2013, as a result of changes in the fee structure for the Plan, several investment options were changed to share classes that do not pay revenue sharing. See Note 2 for additional information on the changes in the fee structure, which were effective in the fourth quarter of 2014.
A summary of investment options at December 31, 2014 is set forth below:
Mutual Funds
Alger Small Cap Growth Fund (Class Z) is managed by Alger Group.
Collective Investment Funds
Columbia Trust Large Cap Index Fund A, Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund I, and Columbia Trust Intermediate Bond Fund A are collective funds, managed by Ameriprise Trust Company and sub-advised by Columbia Management Investment Advisers, LLC, wholly-owned subsidiaries of Ameriprise Financial, Inc. The investment strategy for the Columbia Trust Large Cap Index Fund A is to approximate, as closely as possible, the rate of return of the S&P 500 Index, an unmanaged index. The investment strategy for the Columbia Trust Balanced Fund (Class I) is to provide a balance of growth of capital and current income by investing in a portfolio that is primarily balanced between common stocks and fixed income securities. The investment strategy for the Columbia Trust Contrarian Core Fund I is to provide long-term growth of capital. Under normal market conditions, the fund invests at least 80% of its net assets in equity securities of companies listed on U.S. exchanges with market capitalizations greater than $5 billion at the time of purchase. The universe of stocks from which the portfolio managers select investments is that of the fund’s benchmark, the S&P 500 Index. The fund may hold both growth and value stocks. The investment strategy for the Columbia Trust Intermediate Bond Fund A is to provide a high level of current income, conserving the value of the investment for the longest period of time. The fund invests primarily in corporate bonds, at least 50% in the higher-rated, lower-risk bond categories, or their equivalent, and in government bonds.
Wellington Trust Mid Cap Growth Portfolio Fund and Wellington Trust Large Cap Growth Portfolio Fund (Series 1) are managed by Wellington Management Company LLP. The investment strategy for the Wellington Trust Mid Cap Growth Portfolio Fund and Wellington Trust Large Cap Growth Portfolio Fund, respectively, is to provide long-term total return in excess of the Russell Midcap Growth Index and Russell 1000 Growth Index, respectively, and provide shareholders with long-term growth of capital.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

Waddell & Reed International Core Equity CIT Fund (Class 2) is managed by Waddell & Reed Investment Management Company. The investment strategy for the Waddell & Reed International Core Equity CIT Fund is to invest the portfolio via a disciplined approach that seeks investment opportunities around the world, preferring cash generating, well-managed and reasonably valued companies that are exposed to themes which should yield above average growth.
The Voya Target Solution Trust Funds (previously named ING Target Solution Trust Funds) are managed by Voya Investment Management (previously named ING Investment Management). The investment strategy of the Voya Target Solution Trust Funds is to outperform its primary benchmark, the S&P Target Date Index, as well as the internally developed strategic allocation benchmark which is comprised of the weighted average of each of the Fund’s strategic asset allocations.
Victory Small Cap Value Collective Fund (85) is managed by Victory Capital Management. Victory’s Small Cap Value strategy employs a bottom-up, classic value investment process to build a diversified portfolio of small cap companies which Victory Capital Management believes to be undervalued and offering above-average total return potential.
The EB US Mid Cap Opportunistic Value Equity CIT II is managed by Boston Company Asset Management, LLC. The investment strategy seeks to outperform the Russell Midcap Index over a long-term investment horizon and invests primarily in common stocks and other equity securities generally traded in a major United States exchange. The US Mid Cap Opportunistic Value invests primarily in mid cap U.S. value companies.
The Robeco Large Cap Value Equity Collective Investment Trust (Class D) is managed by Robeco Investment Management. The investment strategy is to outperform its benchmark Index, the Russell 1000 Value Index over a market cycle. The fund invests primarily in stocks with low valuation, strong fundamentals and improving business momentum.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Schwab Personal Choice Retirement Account
The PCRA, the Plan’s self-directed brokerage option, gives participants the freedom to choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the plan. Employees had the option to transfer the value of the American Express common stock to another investment in the plan or transfer it to the self-directed brokerage option. American Express Company common stock may be held in the PCRA on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the Columbia Trust 2017 Declining Duration Bond Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities), the Met Life Insurance Stable Value Government Separate Account (which invests primarily in U.S. Treasury, agency and mortgage backed securities), and the Columbia Trust Stable Government Fund (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. Treasury, agency and mortgage backed securities). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

At December 31, 2014 and 2013, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value
2014
Collective Investment Funds
Columbia Trust Contrarian Core Fund 1	10,603,432	$108,088,915	$132,224,803
Columbia Trust Large Cap Index Fund A	1,362,830	$62,016,109	$93,858,088
Waddell & Reed International Core Equity CIT Fund	6,069,895	$65,832,090	$79,272,834
Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,571,811	$62,061,544	$207,872,005

Description	Number of Shares	Cost	Fair Value
2013
Collective Investment Funds
Columbia Trust Contrarian Core Fund 1	10,783,481	$107,978,954	$118,726,129
Columbia Trust Large Cap Index Fund A	1,311,886	$52,982,177	$79,526,525
Waddell & Reed International Core Equity CIT Fund	5,637,422	$57,525,306	$72,835,498
Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,624,397	$62,527,884	$186,886,875
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. Treasury, agency and mortgage backed securities. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate. Therefore, the Statements of Net Assets Available for Benefits presents the fair value of the Covered Assets and the fair value of the book value wrap contracts as well as the adjustment of the book value wrap contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the PCRA, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the PCRA. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
The crediting rate of a book value wrap contract is the rate at which the Income Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on the book value wrap contracts were 1.42% and 1.63% at December 31, 2014 and 2013, respectively. The average yield on the book value wrap contracts was 2.15% for 2014 compared to (0.16)% for 2013.
5.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds:
U.S. equity securities	$40,876,042	$—	$—	$40,876,042
Total mutual funds	40,876,042	—	—	40,876,042
Collective investment funds:
U.S. equity securities	—	481,784,031	—	481,784,031
U.S. fixed income securities	—	48,754,617	—	48,754,617
Non-U.S. equity securities	—	79,272,834	—	79,272,834
Balanced	—	278,060,446	—	278,060,446
Total collective investment funds	—	887,871,928	—	887,871,928
Ameriprise Financial Stock Fund
Money market fund	2,438,603	—	—	2,438,603
Common stock	207,872,005	—	—	207,872,005
Total Ameriprise Financial Stock Fund	210,310,608	—	—	210,310,608
Personal Choice Retirement Account:
Money market fund	22,304,297	—	—	22,304,297
Common stock	23,072,310	—	—	23,072,310
Mutual funds:
U.S. equity securities	101,406,510	—	—	101,406,510
U.S. fixed income securities	29,159,498	—	—	29,159,498
Balanced	25,705,778	—	—	25,705,778
Non-U.S. securities(1)	35,107,185	—	—	35,107,185
Exchange-traded funds(1)	37,983,205	—	—	37,983,205
Total Personal Choice Retirement Account	274,738,783	—	—	274,738,783
Income Fund:
U.S. government and agency securities	17,862,217	55,564,405	—	73,426,622
Collective investment funds:
U.S. fixed income securities	—	35,803,400	—	35,803,400
Pooled separate accounts	—	16,316,263	—	16,316,263
Wrapper contracts	—	—	26,643	26,643
Total Income Fund	17,862,217	107,684,068	26,643	125,572,928
Total investments at fair value	$543,787,650	$995,555,996	$26,643	$1,539,370,289
(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds:
U.S. equity securities	$79,502,766	$—	$—	$79,502,766
Total mutual funds	79,502,766	—	—	79,502,766
Collective investment funds:
U.S. equity securities	—	399,944,415	—	399,944,415
U.S. fixed income securities	—	46,223,163		46,223,163
Non-U.S. equity securities	—	72,835,498	—	72,835,498
Balanced	—	248,963,119		248,963,119
Total collective investment funds	—	767,966,195	—	767,966,195
Ameriprise Financial Stock Fund
Money market fund	2,632,827	—	—	2,632,827
Common stock	186,886,875	—	—	186,886,875
Total Ameriprise Financial Stock Fund	189,519,702	—	—	189,519,702
Personal Choice Retirement Account:
Money market fund	23,487,551	—	—	23,487,551
Common stock	23,327,003	—	—	23,327,003
Mutual funds:
U.S. equity securities	100,281,829	—	—	100,281,829
U.S. fixed income securities	26,303,908	—	—	26,303,908
Balanced	15,276,953	—	—	15,276,953
Non-U.S. securities(1)	34,078,050	—	—	34,078,050
Exchange-traded funds(1)	25,796,190	—	—	25,796,190
Total Personal Choice Retirement Account	248,551,484	—	—	248,551,484
Income Fund:
U.S. government and agency securities	16,783,122	66,336,027	—	83,119,149
Collective investment funds:
U.S. fixed income securities	—	32,243,183	—	32,243,183
Pooled separate accounts	—	16,139,073	—	16,139,073
Wrapper contracts	—	—	24,576	24,576
Total Income Fund	16,783,122	114,718,283	24,576	131,525,981
Total investments at fair value	$534,357,074	$882,684,478	$24,576	$1,417,066,128
(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Wrapper Contracts
	2014		2013
Balance, January 1	$24,576		$31,176
Total gains (losses) included in:
Net realized/unrealized appreciation	2,067		(6,600)
Balance, December 31	$26,643		$24,576
Change in unrealized gains (losses) included in investment income relating to assets held at December 31, 2014 and 2013	$2,067	(1)	$(6,600)	(1)
(1) Included in net realized/unrealized appreciation in the Statements of Changes in Net Assets Available for Benefits.
The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2014 and 2013.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount.
When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of mutual funds is determined by the net asset value (“NAV”) which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds.
Ameriprise Financial Stock Fund
The fair value of the assets of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.
Personal Choice Retirement Account
Actively traded money market funds are measured at their NAV and classified as Level 1.  The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

Income Fund
The fair value of fixed income securities is obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques such as the present value of future cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. The fair value of pooled separate accounts is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. The fair value of wrapper agreements is based on the present value of the difference between the current market wrapper fee rate and the current fee rate attributable to each wrapper contract. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.
6.  Transaction with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustees of the plan assets (Wells Fargo Bank, N.A. and Charles Schwab Trust Company). Transactions involving funds managed by the Company and trustees of plan assets are considered Party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The Columbia Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.'s common stock was $207,872,005 and $186,886,875 at December 31, 2014 and 2013, respectively. The total fair value of the investment options managed by subsidiaries of Ameriprise Financial, Inc. was $354,070,277 and $404,312,538 at December 31, 2014 and 2013, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.11% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated May 30, 2014 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore the Plan is intended to be qualified, the Trust tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7). There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2014

by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2010.
9.  Litigation
In October 2011, a putative class action lawsuit entitled Roger Krueger, et al. vs. Ameriprise Financial, et al. was filed in the United States District Court for the District of Minnesota against the Company, certain of its present or former employees and directors, as well as certain fiduciary committees on behalf of participants and beneficiaries of the Ameriprise Financial 401(k) Plan. The alleged class period is from October 1, 2005 to the present. The action alleges that Ameriprise breached fiduciary duties under ERISA, by selecting and retaining primarily proprietary mutual funds with allegedly poor performance histories, higher expenses relative to other investment options and improper fees paid to the Company or its subsidiaries. The action also alleges that the Company breached fiduciary duties under ERISA because it paid unreasonable record-keeping fees, used its affiliate, Ameriprise Trust Company, as the Plan trustee and record-keeper and improperly reaped profits from the sale of the record-keeping business to Wachovia Bank, N.A. On March 26, 2015, the parties submitted to the Court for approval a settlement in the amount of $27.5 million that would result in full and final dismissal of all remaining claims. On April 6, 2015, the Court preliminarily approved the settlement, and set a final approval hearing for July 13, 2015. The Plan was not a named defendant in this action. The settlement amount, if approved by the Court, net of certain plaintiffs’ counsel’s legal fees and certain administrative fees, will be paid to members of the class, which includes certain current and former participants, as provided in the Class Action Settlement Agreement.
10.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,566,898,945	$1,435,904,471
Deemed distributions of participant loans	(407,411)	(404,958)
Difference between contract value and fair value of fully benefit-responsive investment contracts	1,219,397	739,149
Net assets available for benefits per Form 5500	$1,567,710,931	$1,436,238,662

	December 31,
	2014	2013
Net increase in net assets available for benefits per the financial statements	$130,994,474	$299,076,985
Change in deemed distributions of participant loans	(2,453)	9,648
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	480,248	(2,108,943)
Net income per Form 5500	$131,472,269	$296,977,690
11.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued.
The annual fixed match true-up contribution for the 2014 plan year which is recorded as a receivable at December 31, 2014, was posted to participant accounts on January 31, 2015.
On June 16, 2015, all investments in Alger Small Cap Growth Z automatically transferred to Wells Fargo Advantage Small Company Growth R6.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2014

Name of Plan Sponsor:         Ameriprise Financial, Inc.
Employer Identification Number:         13-3180631
Three-Digit Plan Number:         001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	Alger Small Cap Growth Fund (Class Z)	4,960,685	$40,876,042
	Total Mutual Funds		40,876,042

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	3,664,926	43,429,370
*	Columbia Trust Contrarion Core Fund I	10,603,432	132,224,803
*	Columbia Trust Intermediate Bond Fund A	4,543,767	48,754,617
*	Columbia Trust Large Cap Index Fund A	1,362,830	93,858,088
	EB US Mid Cap Opportunistic Value Fund II	3,426,927	37,353,504
	Robeco Large Cap Value Equity CIT D	3,574,615	58,123,237
	Voya Target Solution Trust (Class 4)	590,716	7,192,146
	Voya Target Solution Trust 2015 (Class 4)	951,454	11,940,573
	Voya Target Solution Trust 2020 (Class 4)	2,040,363	26,792,300
	Voya Target Solution Trust 2025 (Class 4)	2,982,838	40,437,137
	Voya Target Solution Trust 2030 (Class 4)	2,816,748	39,392,674
	Voya Target Solution Trust 2035 (Class 4)	2,809,407	40,018,977
	Voya Target Solution Trust 2040 (Class 4)	2,120,061	30,971,151
	Voya Target Solution Trust 2045 (Class 4)	1,543,397	22,802,040
	Voya Target Solution Trust 2050 (Class 4)	651,138	9,615,890
	Voya Target Solution Trust 2055 (Class 4)	369,918	5,468,188
	Victory Small Cap Value Collective Fund (85)	3,575,604	42,813,211
	Waddell & Reed International Core Equity CIT Fund (Class 2)	6,069,895	79,272,834
	Wellington Trust Large Cap Growth Portfolio Fund (Series 1)	1,996,354	49,210,137
	Wellington Trust Mid Cap Growth Portfolio Fund	3,555,842	68,201,051
	Total Collective Investment Funds		887,871,928

	Ameriprise Financial Stock Fund —
*	Wells Fargo Heritage Money Market Fund	2,438,603	2,438,603
*	Ameriprise Financial, Inc. Common Shares	1,571,811	207,872,005
	Total Ameriprise Financial Stock Fund		210,310,608

***	Personal Choice Retirement Account		274,738,783

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund —

*	Columbia Trust Gov Money Market Fund	17,796,296	17,796,296
	MetLife Insurance Stable Value Government Separate Account	160,293	16,316,263
*	Columbia Trust 2017 Declining Duration Bond Fund	1,580,778	15,997,470
*	Columbia Trust Stable Government Fund	74,010	2,009,634
	U.S. Government and agency securities:
	FEDERAL FARM CR BKS 5/25/16	645,000	645,935
	FEDERAL FARM CR BKS 7/15/16	405,000	405,522
	FEDERAL FARM CR BKS 6/22/15	1,000,000	1,000,456
	FEDERAL FARM CR BKS 12/6/16	320,000	320,653
	FHLB 6/8/18	2,500,000	2,481,743
	FNMA 1/20/16	395,000	396,092
	FNMA 1.625% 10/26/15	2,989,000	3,023,015
	FNMA 1.625% 11/27/18	1,805,000	1,813,691
	FNMA BENCH 1.000% 9/27/2017	835,000	833,318
	PRIVATE EXPT FDG CORP 1.375% 2/15/17	615,000	620,700
	U.S. TREAS NTS 0.750% 2/28/18	3,455,000	3,407,494
	U.S. TREAS NTS 0.875% 1/31/17	270,000	270,781
	U.S. TREAS NTS 1.375% 9/30/18	5,240,000	5,235,085
	U.S. TREAS NTS 2.625% 11/15/20	4,885,000	5,099,100
	U.S. TREAS NTS 4.125% 5/15/15	1,585,000	1,608,404
	U.S. TIPS 0.125% 4/15/18	2,190,000	2,241,353
	FGOLD 15YR 3.50% 8/1/25	316,073	334,144
	FGOLD 15YR 3.00% 1/1/27	416,939	433,860
	FGOLD 15YR 3.00% 2/1/27	141,615	147,361
	FGOLD 15YR 3.00% 8/1/21	13,603	14,176
	FGOLD 15YR 3.00% 9/1/26	316,891	329,714
	FGOLD 15YR 3.00% 10/1/26	14,188	14,762
	FGOLD 15YR 3.00% 10/1/26	38,910	40,487
	FGOLD 15YR 3.00% 11/1/25	11,547	12,000
	FGOLD 15YR 3.00% 11/1/26	224,114	233,197
	FGOLD 15YR 3.00% 12/1/26	590,320	614,293
	FGOLD 15YR 3.50% 1/1/21	18,953	20,036
	FGOLD 15YR 3.50% 6/1/26	306,048	323,545
	FGOLD 15YR 3.50% 7/1/26	212,998	225,175
	FGOLD 15YR 3.50% 7/1/26	625,753	661,707
	FGOLD 15YR 3.50% 8/1/26	248,585	262,880

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FGOLD 15YR 3.50% 9/1/26	13,929	14,726
FGOLD 15YR 3.50% 10/1/25	325,792	344,418
FGOLD 15YR 3.50% 11/1/25	316,260	334,341
FGOLD 15YR 3.50% 12/1/25	639,583	676,173
FGOLD 15YR 3.50% 12/1/25	24,907	26,331
FGOLD 15YR 5.00% 6/1/18	14,490	15,222
FGOLD 15YR 5.00% 11/1/17	13,104	13,765
FGOLD 15YR 5.50% 2/1/19	26,859	28,565
FGOLD 15YR 5.50% 10/1/18	7,566	8,002
FGOLD 15YR GIANT 3.00% 9/1/27	79,093	82,299
FGOLD 15YR GIANT 3.00% 11/1/26	688,107	716,030
FGOLD 15YR GIANT 3.00% 12/1/26	283,411	294,907
FGOLD 15YR GIANT 3.50% 1/1/27	497,503	525,947
FGOLD 15YR GIANT 3.50% 9/1/26	155,271	164,161
FGOLD 15YR GIANT 3.50% 10/1/26	492,817	520,993
FGOLD 15YR GIANT 3.50% 12/1/25	9,615	10,165
FGOLD 15YR GIANT 4.00% 5/1/25	258,916	276,298
FGOLD 15YR GIANT 4.00% 6/1/26	790,805	843,897
FGOLD 15YR GIANT 4.00% 7/1/26	300,980	322,089
FGOLD 15YR GIANT 4.00% 12/1/26	154,615	164,615
FGOLD 30YR 7.00% 4/1/32 31287SHN0	16,572	19,042
FGOLD 30YR 7.00% 4/1/32 31287SKF3	3,147	3,260
FHLMC 5/1 HYBRID ARM 2.239% 1/1/37	85,370	90,800
FHLMC 5/1 HYBRID ARM 2.259% 12/1/36	80,663	86,573
FHLMC 5/1 HYBRID ARM 2.423% 9/1/37	50,039	54,465
FSPC_T-13 6.085% 9/25/29	510	511
FGOLD 15YR TBA (REG B) 3.00% 1/20/30	2,062,790	2,140,999
FGOLD 15YR TBA (REG B) 3.50% 1/20/30	1,460,000	1,541,213
FNMA 15YR 3.50% 1/1/26	17,197	18,191
FNMA 15YR 3.50% 1/1/26	174,656	184,780
FNMA 15YR 3.50% 2/1/26	317,720	336,137
FNMA 15YR 3.50% 10/1/25	350,000	370,219
FNMA 15YR 3.50% 10/1/25	638,722	675,598
FNMA 15YR 3.50% 10/1/25	136,976	144,899
FNMA 15YR 3.50% 12/1/25	72,630	76,826
FNMA 15YR 4.00% 5/1/25	185,168	197,828

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FNMA 15YR 4.00% 6/1/25	333,771	356,674
FNMA 15YR 4.00% 8/1/18	179,956	190,700
FNMA 15YR 4.00% 9/1/24	186,919	198,692
FNMA 15YR 4.50% 2/1/25	356,049	384,825
FNMA 15YR 4.50% 3/1/23	11,502	12,204
FNMA 15YR 4.50% 5/1/24	11,506	12,374
FNMA 15YR 4.50% 10/1/24	205,458	222,043
FNMA 15YR 5.00% 1/1/19	42,411	44,756
FNMA 15YR 5.00% 2/1/24	154,894	167,263
FNMA 15YR 5.00% 5/1/23	125,057	131,894
FNMA 15YR 5.00% 5/1/23	104,635	112,901
FNMA 15YR 5.00% 6/1/23	83,284	89,454
FNMA 15YR 5.00% 8/1/20	174,356	187,331
FNMA 15YR 5.00% 11/1/18	14,205	15,021
FNMA 15YR 5.00% 11/1/23	70,903	76,472
FNMA 15YR 5.00% 12/1/18	64,073	68,615
FNMA 15YR 5.50% 2/1/18	9,029	9,539
FNMA 15YR 5.50% 3/1/18	20,622	21,776
FNMA 15YR 5.50% 7/1/18	20,318	21,469
FNMA 15YR 5.50% 7/1/18	9,139	9,657
FNMA 15YR 6.00% 2/1/20	9,804	10,219
FNMA 30YR 6.00% 11/1/28	28,780	32,428
FNMA 30YR 6.50% 4/1/32	47,741	54,369
FNMA 30YR 6.50% 4/1/32	16,372	18,695
FNMA 30YR 7.00% 7/1/28	6,216	6,300
FNMA 10/1 HYBRID ARM 1.758% 8/1/34	13,008	12,864
FNMA 10/1 HYBRID ARM 1.788% 3/1/34	39,543	38,615
FNMA 10/1 HYBRID ARM 1.790% 12/1/32	44,736	47,627
FNMA 10/1 HYBRID ARM 1.790% 11/1/32	7,290	7,496
FNMA 10/1 HYBRID ARM 1.885% 10/1/34	14,172	14,891
FNMA 10/1 HYBRID ARM 2.222% 12/1/33	4,180	4,424
FNMA 10/1 HYBRID ARM 4.478% 5/1/35	78,591	82,087
FNMA 10/1 HYBRID ARM 5.147% 9/1/35	87,298	87,187
FNMA 10/1 HYBRID ARM 6.050% 12/1/35	22,941	24,060
FNMA 15YR 3.500% 1/1/26	17,713	18,739
FNMA 15YR 3.500% 1/1/26	286,056	302,635

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

FNMA 15YR 3.500% 1/1/27	306,346	324,003
FNMA 15YR 3.500% 1/1/27	555,500	587,320
FNMA 15YR 3.500% 2/1/26	167,751	177,447
FNMA 15YR 3.500% 2/1/26	543,032	574,532
FNMA 15YR 3.500% 6/1/27	272,826	288,528
FNMA 15YR 3.500% 8/1/26	15,638	16,541
FNMA 15YR 3.500% 8/1/26	147,043	155,494
FNMA 15YR 3.500% 8/1/27	138,440	146,508
FNMA 15YR 3.500% 9/1/29	7,225,001	7,638,852
FNMA 15YR 3.500% 10/1/26	405,341	428,559
FNMA 15YR 3.500% 10/1/26	298,342	315,709
FNMA 15YR 3.500% 10/1/26	421,624	446,000
FNMA 15YR 3.500% 10/1/26	360,488	382,286
FNMA 15YR 4.000% 1/1/29	264,483	280,665
FNMA 15YR 4.000% 1/1/29	264,483	280,665
FNMA 15YR 4.000% 1/1/29	264,483	280,665
FNMA 15YR 4.000% 1/1/29	264,483	280,665
FNMA 15YR 4.000% 11/1/26	206,956	221,833
FNMA 15YR 4.500% 5/1/24	100,658	108,762
FNMA 5/1 HYBRID ARM 2.386% 3/1/40	207,922	222,370
FNMA 5/1 HYBRID ARM 2.445% 12/1/35	78,601	84,381
FNMA 7/1 HYBRID ARM 2.055% 1/1/36	4,733	4,992
FNMA 7/1 HYBRID ARM 2.198% 1/1/34	35,406	37,702
FNMA 7/1 HYBRID ARM 2.475% 3/1/36	23,471	24,712
FNMA_03-W11 3.291% 6/25/33	585	614
FNMA_04-60 5.500% 4/25/34	53,005	56,569
GNMA_10-141 1.864% 8/16/31	35,802	35,863
FHLMC_3676 4.00% 7/15/24	82,530	84,364
FHLMC_3812 2.75% 9/15/18	197,421	202,205
FNMA_09-37 4.000% 3/25/24	138,284	143,496
FNMA_10-87 4.000% 2/25/24	49,085	49,949
FNMA_11-15 5.500% 3/25/26	212,719	228,811
FNMA_11-16 3.500% 3/25/26	49,729	51,465
FNMA_11-55 3.000% 7/25/25	361,597	377,532
FNMA_12-31 1.750% 10/25/22	800,753	806,423
GNMA_10-16 3.214% 1/16/40	21,234	21,358

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 21

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

GNMA_10-49 2.870% 3/16/51	25,676	25,647
GNMA_11-109 2.450% 7/16/32	36,071	36,177
GNMA_11-143 3.940% 3/16/33	219,106	223,776
GNMA_11-58 2.191% 10/16/33	69,624	69,862
GNMA_12-111 2.211% 4/16/47	162,266	163,084
GNMA_12-142 1.105% 5/16/37	346,614	341,618
GNMA_12-55 1.750% 8/16/33	334,997	337,624
GNMA_12-86 1.558% 4/16/40	322,384	318,111
GNMA_13-105 1.705% 2/16/37	514,888	511,480
GNMA_13-12 1.410% 10/16/42	348,376	343,833
GNMA_13-126 1.540% 4/16/38	278,665	275,449
GNMA_13-138 2.150% 8/16/35	306,936	307,377
GNMA_13-140 1.650% 2/16/38	821,408	806,799
GNMA_13-146 2.000% 8/16/40	527,488	528,861
GNMA_13-17 1.558% 10/16/43	287,518	283,100
GNMA_13-2 1.600% 12/16/42	426,708	422,892
GNMA_13-30 1.500% 5/16/42	484,427	472,290
GNMA_13-32 1.900% 1/16/42	444,521	440,850
GNMA_13-33 1.061% 7/16/38	450,409	434,410
GNMA_13-35 1.618% 2/16/40	408,886	399,940
GNMA_13-40 1.511% 10/16/41	304,498	299,998
GNMA_13-45 1.450% 10/16/40	331,323	324,161
GNMA_13-52 1.150% 6/16/38	372,500	365,651
GNMA_13-57 1.350% 6/16/37	408,345	401,366
GNMA_13-73 1.350% 1/16/39	305,320	299,852
GNMA_13-78 1.624% 7/16/39	172,269	169,197
GNMA_13-179 1.800% 7/16/37	236,522	235,038
GNMA_13-194 2.250% 5/16/38	241,202	241,700
GNMA_14-103 1.742% 6/16/53	539,356	532,555
GNMA_14-109 2.325% 1/16/46	168,584	169,614
GNMA_14-47 2.250% 8/16/40	398,602	401,210
PRIVATE EXPT FDG CORP 5.45% 9/15/17	345,000	384,000

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 22

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Income Fund (continued) —

	Wrappers:
	Bank of America Wrapper	5,951
	RBC Wrapper	10,108
	Pacific Life Wrapper	5,177
	Transamerica I Wrapper	3,638
	Transamerica II Wrapper	1,769
	Total Income Fund	125,572,928

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2044	32,031,701
	Less: Deemed distributions	(407,411)
	Net participant loans	31,624,290

	Assets Held at End of Year per Form 5500	$1,570,994,579

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 24, 2015	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.